SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                                STORAGE USA, INC.
                                 (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                   861907 10 3
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 29, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-
         ment /   /.  (A fee is not required only if the reporting per-
         son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 7 Pages






           CUSIP No. 861907 10 3         13D          Page 2 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,998,853 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,998,853
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,998,853 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              32.47% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT






           CUSIP No. 861907 10 3         13D          Page 3 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,998,853 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,998,853
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,998,853 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              32.47% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT





                  This Amendment No. 4 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation orga-nized and existing under the laws of Luxembourg, and by Secu-rity Capital Holdings S.A. ("Holdings"), a corporation orga-nized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D ("Schedule 13D") originally filed on March 8, 1996, as amended by Amendment No. 1 ("Amendment No. 1 to Sched-ule 13D") filed on March 21, 1996, Amendment No. 2 ("Amendment No. 2 to Schedule 13D") filed on July 1, 1996 and Amendment No. 3 ("Amendment No. 3 to Schedule 13D") filed on July 8, 1996. This Amendment No. 4 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in Schedule 13D, as amended by Amendment No. 1 to
         Schedule 13D, Amendment No. 2 to Schedule 13D and Amendment No. 3 to Schedule 13D.

                  This Amendment No. 4 is filed to report the acquisi-tion of certain shares of Common Stock since July 8, 1996. A schedule identifying all transactions involving shares of Com-mon Stock effected by USRealty since July 8, 1996 is included as Annex A hereto which is incorporated by reference herein. Each of the transactions was executed in stock market transac-tions. The funds used by USRealty to purchase such shares were obtained from cash on hand and from drawdowns under the Facility Agreement.

         ITEM 1.  SECURITY AND ISSUER.

                  No material change.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change except as set forth above.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change except as set forth above.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  No material change except as set forth above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as set forth above and be-low.








                  As of July 29, 1996, and taking into account the shares of Common Stock acquired by USRealty since July 8, 1996 and set forth on Annex A hereto, USRealty may be deemed to ben-eficially own up to 7,998,853 shares of Common Stock. If USRealty acquires the 3,162,939 shares of Common Stock to be acquired pursuant to and subject to the terms and conditions of the Stock Purchase Agreement which have not yet been acquired by USRealty, but which are included in the total number of shares of Common Stock beneficially owned by USRealty as re-ported herein, USRealty will own approximately 32.47% of the outstanding Common Stock, and approximately 30.87% on a fully diluted basis, based on the number of outstanding shares of Common Stock, the number of outstanding limited partnership units of SUSA Partnership, L.P. that are redeemable for Common Stock and the number of outstanding options and other securi-ties convertible into Common Stock.

                  Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change except as described above.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  No material change except as described above.




























                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director

         August 1, 1996
































                                                           ANNEX A



                    Recent Transactions in the Common Stock
                            by the Reporting Persons



         All of the transactions described below were effected in stock market transactions.

         DATE OF                 NUMBER OF                PRICE
         TRANSACTION          SHARES PURCHASED            PER SHARE


         16-July-96                   600                  $33.38
         17-July-96                29,600                  $33.75
         17-July-96               113,900                  $33.50
         18-July-96                 5,100                  $33.75
         19-July-96                 9,000                  $33.75
         22-July-96                 4,800                  $33.50
         23-July-96                   200                  $33.50
         23-July-96                 4,100                  $33.63
         23-July-96                30,000                  $33.75
         29-July-96                33,500                  $33.75
         29-July-96                 1,900                  $33.63
         30-July-96                10,000                  $33.75
         30-July-96               100,000                  $33.63
         30-July-96               210,000                  $33.75
         31-July-96                 8,800                  $33.625
         31-July-96               230,000                  $33.625
         31-July-96                11,200                  $33.50




















                                      -7-